UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 ENTREMED, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   29382F 10 3
         --------------------------------------------------------------
                                 (CUSIP Number)

 -------------------------------------------------------------------------------
          Robert J. Hugin                        Robert A. Cantone, Esq.
          Celgene Corporation                    c/o Proskauer Rose LLP
          7 Powder Horn Drive                    1585 Broadway
          Warren, NJ 07059                       New York, NY 10036
          (732) 271-1001                         (212) 969-3000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                DECEMBER 31, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

------------------------
CUSIP NO. 29382F 10 3
------------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS

1      CELGENE CORPORATION

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       (Intentionally Omitted)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                     (B) [ ]
--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                 7    SOLE VOTING POWER

         SHARES                        16,750,000
                                ---------------------------------------------
       BENEFICIALLY               8    SHARED VOTING POWER

         OWNED BY                      0
                                ---------------------------------------------
           EACH                   9    SOLE DISPOSITIVE POWER

        REPORTING                      16,750,000
                                ---------------------------------------------
       PERSON WITH               10    SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,750,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       43.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.  SECURITY AND ISSUER.

           This Statement on Schedule 13D (this "Statement") relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock") of EntreMed, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9640 Medical Center Drive, Rockville, Maryland 20850.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This statement is being filed by Celgene Corporation, a Delaware corporation (the "Reporting Person"). Celgene is engaged in the discovery, development and commercialization of novel therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. The principal executive offices of Celgene are located at 7 Powder Horn Drive, Warren, New Jersey 07059.

         Attached as Appendix A is information concerning the executive officers and directors of the Reporting Person, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the shares of Series A Convertible Preferred Stock, par value $1.00, of the Company ("Series A Stock") was $16,750,000. The Reporting Person will also be issued, at no further cost, a warrant to purchase up to seven million (7,000,000) shares of Common Stock of the Company at a purchase price of $1.50 per share, attached hereto as Exhibit
99.1 (the "Warrant"). The source of funds for the purchase of the shares of Series A Stock and the acquisition of the Warrant is the general working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) The response to Item 3 is incorporated by reference herein.

         On December 31, 2002, the Reporting Person entered into a Securities Purchase Agreement with the Company, attached hereto as Exhibit 99.2 (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the Reporting Person entered into a binding obligation to purchase from the Company 3,350,000 shares of the Company's newly created Series A Stock and to acquire the Warrant. The shares of Series A Stock and the Warrant will be issued in reliance on an exemption from the Nasdaq's stockholder approval requirements. Pursuant to Nasdaq Marketplace Rules, the acquisition by the Reporting Person of the shares of Series A Stock and the Warrant would be deemed to represent a change in control of the Company, requiring the Company to obtain stockholder approval of the transaction. The Audit Committee of the Board of Directors of the Company expressly approved the Company's reliance upon the exemption from Nasdaq's stockholder approval requirements, and Nasdaq granted the exemption based on the Company's financial condition. The Reporting Person will acquire the shares of Series A Stock and the Warrant upon the expiration of a ten day period which commenced on January 2, 2003, the date the Company began mailing to all shareholders of the Company a letter alerting such shareholders to the omission of the Company to seek shareholder approval that would otherwise be required and the approval of the Audit Committee of the reliance on the exemption, as specified in the Nasdaq Marketplace Rules. There are no other conditions to the acquisition of the shares of Series A Stock and the Warrant other than the expiration of such ten day period. The sale of the shares of Series A Stock and the issuance of the Warrant are registered under a prospectus supplement, dated December 31, 2002, to the Company's prospectus dated September 27, 2002.

         The Company also granted the Reporting Person preemptive rights, based on the Reporting Person's percentage interest in the Company on an as-converted to common basis, to purchase securities in certain future offerings of securities by the Company.

         Pursuant to the terms of the Certificate of Designation of Series A Convertible Preferred Stock attached hereto as Exhibit 99.3 (the "Certificate of Designation"), each share of Series A Stock is convertible into five shares of Common Stock at the option of the holder thereof at any time after the date of issuance. The shares of Series A Stock rank, with respect to rights to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, senior to the Common Stock and any other classes or series of capital stock that the Company may issue in the future, unless the Reporting Person approves the issuance of such securities.

         Pursuant to the terms of the Warrant, the Reporting Person is entitled to purchase from the Company up to a total of 7,000,000 shares of Common Stock, $0.01 par value per share, at an exercise price equal to $1.50 (as such number of shares and exercise price may be adjusted from time to time under the Warrant), at any time and from time to time after six months from the date of issuance through and including the seventh anniversary of the date of the Warrant. The Warrant is exercisable for cash or on a net exercise or "cashless" basis.

         The Company and the Reporting Person also entered into an Investor and Registration Rights Agreement, attached hereto as Exhibit 99.4 (the "Rights Agreement"), pursuant to which the Company is obligated to file a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the shares of Series A Stock and upon exercise of the Warrant, and has also granted piggyback registration rights to the holders of such shares to participate, to a limited extent, in certain registered offerings of the Company's securities.

         Pursuant to a letter agreement between the Company and the Reporting Person, attached hereto as Exhibit 99.5 (the "Standstill Agreement"), the Company agreed that until April 1, 2003, neither the Company nor any of its affiliates will enter into any agreement or arrangement with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or any significant portion of the assets or capital stock of the Company (an "Acquisition Transaction"). However, the Company can enter into discussions to do any of the foregoing and may, directly or indirectly, solicit, initiate, facilitate or encourage any inquiries or the making of any proposal with respect to or which may lead to an Acquisition Transaction. The Company may also enter into certain types of transactions described in the Standstill Agreement. Prior to April 1, 2003, the Company must operate in the ordinary course of business consistent with past practice and must notify the Reporting Person of any proposals it receives regarding an Acquisition Transaction.

         The Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares or dispose of shares of the capital stock of the Company through open market purchases or sales, or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. The Reporting Person intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

         This Item 4(a) does not provide a complete description of the Securities Purchase Agreement, the Warrant, the Rights Agreement or the Standstill Agreement, and such descriptions are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, the Warrant, the Rights Agreement and the Standstill Agreement, which are listed as exhibits and are attached hereto.

         (b) Not applicable.

         (c) In connection with the transactions described under Item 4(a) above, the Company, as Seller, and the Reporting Person, as Buyer, entered into an Asset Purchase Agreement, attached hereto as Exhibit 99.6 (the "Asset Purchase Agreement"), pursuant to which the Reporting Person acquired the exclusive rights to intellectual property covering thalidomide analogs from the Company and Children's Hospital, Boston. The Company and the Reporting Person also agreed to settle all outstanding litigation between them relating to such intellectual property.

         (d) Pursuant to the Securities Purchase Agreement, the Reporting Person has the right to request that the Company increase the size of its Board of Directors and/or create vacancies on its Board of Directors sufficient to appoint up to two (2) designees of the Reporting Person.

         (e) The responses to Items 3 and 4(a) are incorporated herein by reference.

         Pursuant to the Securities Purchase Agreement, the capitalization and dividend policy of the Company was altered by the Company's filing of the Certificate of Designation with the Secretary of State of Delaware and by the execution of the Rights Agreement and the issuance of the Warrant. A summary of the Certificate of Designation follows:

         Each share of Series A Stock is convertible into five shares of Common Stock, as adjusted for stock splits, stock combinations and similar transactions (the "Conversion Ratio"), at any time at the option of the holder thereof. There will be no change to the Conversion Ratio based on the future trading price or future issuances of the Common Stock. The Series A Stock is not redeemable.

         At any time after the December 31, 2003, each share of outstanding Series A Stock will automatically convert into the applicable number of shares of Common Stock if the Common Stock is then traded and the average per share closing price of the Common Stock on the Nasdaq National Market or the Nasdaq Smallcap Market, or similar quotation system or a national securities exchange, is greater than five dollars ($5.00) (as adjusted to reflect stock splits, stock dividends, combinations, recapitalizations and similar events) over a sixty (60) trading day period and certain other conditions are satisfied.

         The Series A Stock will accrue and cumulate dividends at a rate of 6% per year, payable when, as and if declared by the Company's Board of Directors. All accrued dividends must be paid before any dividends may be declared or paid on the Common Stock, and shall be paid as an increase in the liquidation preference of the Series A Stock payable upon the liquidation, dissolution or winding up of the Company.

         In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Stock are entitled to a liquidation preference payment per share equal to the greater of (x) two times the original purchase price plus all accrued or declared but unpaid dividends or (y) the amount per share of Series A Stock that would be payable to a holder of shares of Series A Stock if all shares of Series A Stock had been converted to shares of Common Stock immediately prior to such liquidation, dissolution or winding up. A merger, consolidation or sale of the Company will not be treated as a liquidation event.

         Holders of the Series A Stock generally will vote together with the holders of shares of Common Stock, with each share of Series A Stock representing that number of votes equal to that number of shares of Common Stock into which it is then convertible. However, the holders of the Series A Stock will be entitled to a separate class vote with respect to certain matters, including (i) the creation of a class or series of stock having preferences or privileges senior to or on a parity with the Series A Stock, (ii) any amendment or waiver of any provision of the Company's Certificate of Incorporation or By-Laws that would adversely affect the rights, privileges and preferences of the Series A Stock, (iii) a proposed merger, consolidation, or sale of the Company, (iv) a change in the nature of the business of the Company, and (v) the declaration or payment of any dividend or the repurchase of any shares of the capital stock of the Company, other than certain specific exceptions.

         This Item 4(e) does not provide a complete description of the Certificate of Designation, and such description is qualified in its entirety by reference to the full text of the Certificate of Designation, which is listed as an exhibit and is attached hereto.

         (f) Not applicable.

         (g) The Certificate of Designation as filed with the Secretary of State of Delaware. Certain terms and conditions of the Certificate of Designation are described in Item 4(e) above. The Warrant issued pursuant to the Securities Purchase Agreement. Certain terms and conditions of the Warrant are described in
Item 4(a) above.

         (h) Not applicable.

         (i) Not applicable.

         (j) Not applicable.

         Except as set forth above in this Statement (including the documents attached as exhibits hereto), the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The amount shown as beneficially owned by the Reporting Person represents the 16,750,000 shares of Common Stock into which the shares of Series A Stock to be issued to the Reporting Person may presently be converted, which would represent approximately 43.3% of the shares of Common Stock outstanding assuming the conversion of all outstanding shares of Series A Stock. The 7,000,000 shares of Common Stock subject to the Warrant are not currently exercisable and will not become exercisable by the Reporting Person within the next sixty days, thus those shares are excluded from the amount shown as beneficially owned by the Reporting Person and from the number of shares of Common Stock considered to be outstanding for purposes of determining the approximate percentages beneficially owned by the Reporting Person.

         The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 21,956,360 shares of Common Stock outstanding as of December 26, 2002, as represented to the Reporting Person by the Company in the Securities Purchase Agreement, plus shares currently issuable, or which will become issuable within the next 60 days, upon the conversion of shares of Series A Stock.

         The Reporting Person has sole voting and dispositive power over the subject shares held by the Reporting Person.

         Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

         (c) Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.

         (d) Except as set forth herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in Item 4 above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit              Description
           -------              -----------

            99.1 Warrant to Purchase Common Stock, dated January 13, 2003, issued by EntreMed, Inc. in favor of Celgene Corporation.

            99.2 Securities Purchase Agreement, made and effective as of December 31, 2002, by and between EntreMed, Inc. and Celgene Corporation.

            99.3 EntreMed, Inc. Certificate of Designation of Series A Convertible Preferred Stock, filed with the Delaware Secretary of State on December 31, 2002.

            99.4 Investor and Registration Rights Agreement, made and effective as of December 31, 2002, by and between EntreMed, Inc. and Celgene Corporation.

            99.5 Standstill Agreement, dated December 31, 2002, by and between EntreMed, Inc. and Celgene Corporation.

            99.6 Asset Purchase Agreement, dated as of December 31, 2002, by and between Celgene Corporation and EntreMed, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: January 3, 2003

                                       CELGENE CORPORATION


                                       By:  /s/ Robert J. Hugin
                                            ------------------------------------
                                            Robert J. Hugin
                                            Senior Vice President and
                                             Chief Financial officer

                                   APPENDIX A

             Executive Officers and Directors of Celgene Corporation
             -------------------------------------------------------


--------------------------------------------------------------------------------
             NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------
       John W. Jackson                Chairman of the Board and Chief Executive
                                      Officer of the Reporting Person
--------------------------------------------------------------------------------
         Sol J. Barer                 Director, President and Chief Operating
                                      Officer of the Reporting Person
--------------------------------------------------------------------------------
       Robert J. Hugin                Director, Chief Financial Officer and
                                      Senior Vice President of the
                                      Reporting Person
--------------------------------------------------------------------------------
        Jack L. Bowman                Retired
--------------------------------------------------------------------------------
        Frank T. Cary                 Retired
--------------------------------------------------------------------------------
 Arthur Hull Hayes, Jr., M.D.         President and Chief Operating Officer
--------------------------------------------------------------------------------
     Gilla Kaplan, Ph. D.             Head of Lab and Member
--------------------------------------------------------------------------------
     Richard C.E. Morgan              Chairman and Chief Executive Officer
--------------------------------------------------------------------------------
    Walter L. Robb, Ph.D.             Private Consultant and President
--------------------------------------------------------------------------------


         The business address of each of the above persons is c/o Celgene Corporation, 7 Powder Horn Drive, Warren, New Jersey 07059.